P.E. 8-1-02

02043795

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
AUG 8 2002
1086

For the month of August, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

PROCESSED
AUG 13 2002
THOMSON
FINANCIAL

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono Genentech

Media Release

FOR IMMEDIATE RELEASE

SERONO AND GENENTECH ANNOUNCE INTERNATIONAL MARKETING AGREEMENT FOR PSORIASIS TREATMENT RAPTIVA™

GENEVA, Switzerland and SOUTH SAN FRANCISCO, Calif.– August 08, 2002 – Serono S.A. (virt-x: SEO and NYSE: SRA) and Genentech, Inc. (NYSE: DNA) today announced that the two companies have entered into an agreement under which Serono will receive an exclusive license to market the psoriasis treatment Raptiva™ (efalizumab, formerly Xanelim™) internationally outside of the United States, Japan, and certain other Asian countries. Development and marketing rights in the United States remain with Genentech and its U.S. partner XOMA(US) LLC (Nasdaq: XOMA) and Genentech retains exclusive marketing rights in Japan and certain other Asian countries. Under the agreement, Genentech, Serono and XOMA may collaborate on co-developing future indications for Raptiva and will share certain global development costs. Financial terms of the agreement were not disclosed.

"We are delighted to partner with Genentech and accelerate our entry into a new therapeutic area with a significant Phase III product," said Ernesto Bertarelli, Chief Executive Officer of Serono. "As an autoimmune disease with unmet medical needs, psoriasis is one of our targeted strategic areas."

"This strategic partnership provides Genentech with a strong global partner that will spearhead international marketing efforts for Raptiva," said Joseph S. McCracken, vice president of Business Development of Genentech. We believe Serono's proven success in international markets will allow Raptiva to compete effectively on a global basis, and continue our efforts to bring to market a potential new therapy for patients with moderate-to-severe psoriasis."

About Raptiva

A humanized monoclonal antibody, Raptiva is a targeted T-cell modulator designed to inhibit three key inflammatory processes in the cascade of events that are associated with psoriasis. These processes are: (1) binding of T-cells through interactions with adhesion molecules on the endothelial cell surface; (2) trafficking of T-cells into the skin; and (3) activation of T-cells, all of which may be linked to the abnormal growth of skin cells and the painful, elevated scaly patches of skin (lesions) typical among psoriasis sufferers. Raptiva is administered subcutaneously (under the skin) once per week.

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Raptiva is being developed in the U.S. through a partnership between Genentech and XOMA, and is currently in Phase III clinical testing for the treatment of moderate-to-severe plaque psoriasis. Pending data from an additional efficacy study and discussions with the FDA, Genentech and XOMA anticipate filing a Biologics License Application (BLA) for Raptiva in psoriasis by the end of 2002. Serono plans to file Raptiva with European regulatory authorities during the first quarter of 2003.

Raptiva is also in Phase II clinical testing in rheumatoid arthritis as a potential therapy for moderate-to-severe disease, and Genentech, Serono and XOMA may collaborate on co-developing this additional indication for Raptiva.

Psoriasis Background

Psoriasis is a chronic autoimmune disease that affects approximately 5.7 million patients in Europe and approximately 4.5 million people in the U.S. Psoriasis is characterized by the abnormal growth of new skin cells, resulting in thick, red, scaly, inflamed patches. Psoriasis is not a contagious disease.

Psoriasis may be one of several types: plaque psoriasis, pustular psoriasis, erythrodermic psoriasis, guttate psoriasis, or inverse psoriasis. Plaque psoriasis, the most common form of the disease, is characterized by inflamed patches of skin ("lesions") topped with silvery white scales. Psoriasis can be limited to a few spots or involve extensive areas of the body, appearing most commonly on the scalp, knees, elbows and trunk. Psoriasis is categorized as mild, moderate or severe, depending on the percentage of body surface area involved and the impact of the patient's quality of life.

Existing treatments for psoriasis are topical (applied to the skin), systemic (taken internally), or phototherapeutic (ultraviolet light applied to the skin). While some current treatments may help control the symptoms of psoriasis, their benefits are not long-lasting and may be associated with serious side-effects. There currently is no known cure.

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The statements made in this press release relating to the regulatory filing time frame for Raptiva in the U.S. and Europe are forward-looking and actual results could differ materially. Among other things, the regulatory filing time frame in the U.S. or Europe could be affected by unexpected safety or efficacy issues, manufacturing issues, additional time requirements for data analysis, preparation of the BLA or the regulatory filing in Europe, discussions with the FDA or the EMEA, slow enrollment in clinical studies or additional clinical studies.

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® [somatropin. (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

In 2001, Serono achieved worldwide revenues of U.S. $1.38 billion, and a net income of U.S. $317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depository Shares are traded on the New York Stock Exchange (SRA).

About Genentech

Genentech is a leading biotechnology company that discovers, develops, commercializes and manufactures biotherapeutics for significant unmet medical needs. Fifteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech commercializes and manufactures ten biotechnology products directly in the United States. The company has headquarters in South San Francisco, California, and is traded on the New York Stock Exchange under the symbol DNA.

For more information, please contact:

Serono in Geneva, Switzerland
Media Relations:
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com

Investor Relations:
Tel: +41-22-739 36 01
Fax: +41-22-739 30 22
Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US

Serono, Inc., Rockland, MA USA
Media Relations:
Tel. +1 781 681 2122
Fax: +1 781 681 2935
www.seronousa.com

Genentech:
Media Contact:
Colleen Sweeney: +1 (650) 225-7739
Investor Contact:
Kathee Littrell: +1 (650) 225-1034
www.gene.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

August 8, 2002

By: ______________________
Name: Jacques Theurillat
Title: Deputy Chief Executive Officer and Chief Financial Officer